Filed pursuant to Rule 424(b)(3)

File No. 333-123977

Prospectus

Lyondell Chemical Company

12,584,803 Shares

Common Stock, Par Value $1.00 per share

On November 30, 2004, Millennium Chemicals Inc. became our 100 percent owned subsidiary as a result of a stock-for-stock business combination of Millennium and Lyondell. In the Millennium transaction, each share of Millennium common stock was converted into the right to receive 0.95 share of our common stock, par value $1.00 per share.

As of the date of this prospectus, Millennium had outstanding $150,000,000 aggregate principal amount of 4% convertible senior debentures due November 15, 2023. In connection with the Millennium transaction, Millennium’s convertible debentures became convertible into shares of Lyondell common stock instead of shares of Millennium common stock, initially at a conversion rate of 69.6890 shares per $1,000 principal amount of debentures. This conversion rate will be adjusted upon the occurrence of specified events as set forth in the indenture that governs the terms of the convertible debentures.

This prospectus relates to the offering by us of up to 12,584,803 shares of our common stock from time to time upon conversion of Millennium’s convertible debentures. These shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933 during the period of time that the registration statement of which this prospectus is a part remains effective.

We will not receive any proceeds from the offering of our common stock under this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “LYO.” The last reported sale price of our common stock on the New York Stock Exchange on May 13, 2005 was $23.50 per share. Millennium’s convertible debentures are listed on the New York Stock Exchange under the symbol “MCH 23.”

This investment involves risks. Consider carefully the Risk Factors beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. From time to time, we may update this prospectus with a prospectus supplement or amend the registration statement of which this prospectus is a part. The prospectus supplement or amendment may add to, update or change the information this prospectus contains. Please carefully read this prospectus and any prospectus supplement or amendment, in addition to the information contained in the documents we refer to under “Where You Can Find More Information.”

In this prospectus, we refer to:

•	Lyondell Chemical Company and its consolidated subsidiaries as “Lyondell,” “the Company,” “we” or “us,” and refer to Lyondell Chemical Company without its consolidated subsidiaries as “LLC,” unless we specifically state otherwise or the context indicates otherwise;

•	the transactions contemplated by the Agreement and Plan of Merger dated as of March 28, 2004 among Lyondell, Millennium and a 100 percent owned subsidiary of Millennium as the “Millennium transaction;” and

•	Millennium’s 4% convertible debentures due November 15, 2023 as the “convertible debentures.”

MARKET, RANKING AND INDUSTRY DATA

The data included or incorporated by reference in this prospectus regarding the chemical industry, product capacity and ranking, including our capacity positions and the capacity positions of our competitors for certain products, is based on independent industry publications, reports from government agencies or other published industry sources and our estimates. These estimates are based on information obtained from customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and managements’ knowledge and experience. These estimates involve risks and uncertainties and are subject to change based on various factors, including those described under the heading “Disclosure Regarding Forward Looking Statements.”

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SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. You should read the entire prospectus, including “Risk Factors” and the information incorporated by reference into this prospectus, before making an investment decision.

The Millennium Transaction

On March 28, 2004, we entered into an Agreement and Plan of Merger with Millennium and a 100 percent owned subsidiary of Millennium providing for a stock-for-stock business combination between Lyondell and Millennium. To implement the Millennium transaction, which closed effective as of 11:59 p.m. Eastern Standard time on November 30, 2004, the Millennium subsidiary merged with and into Millennium, with Millennium as the surviving entity. As consideration for the Millennium transaction, each share of Millennium common stock was converted into the right to receive 0.95 share of our common stock, par value $1.00 per share, and the share of Millennium preferred stock issued to us immediately before the transaction was converted into the common stock of Millennium. As a result, Millennium became our 100 percent owned subsidiary.

Lyondell Chemical Company

We are a global chemical company that manufactures and markets a variety of basic chemicals and gasoline blending components.

We operate in four reportable segments: ethylene, co-products and derivatives; propylene oxide (“PO”) and related products; inorganic chemicals; and refining.

•	Our ethylene, co-products and derivatives segment produces ethylene, its co-products and derivatives. Ethylene co-products include propylene, butadiene, benzene and toluene. Derivatives include polyethylene, ethylene oxide (“EO”), ethylene glycol, EO derivatives, and ethanol, vinyl acetate monomer (“VAM”) and polypropylene. This segment also produces methyl tertiary butyl ether (“MTBE”), alkylate, acetic acid and methanol.

•	Our PO and related products segment produces PO and its co-products, PO derivatives and toluene diisocyanate. PO’s co-products include styrene monomer and tertiary butyl alcohol (“TBA”). The principal derivative of TBA is MTBE. PO derivatives include propylene glycol, propylene glycol ethers and butanediol.

•	Our inorganic chemicals segment primarily produces titanium dioxide (“TiO2”). The segment also produces titanium tetrachloride, titanyl sulfate, ultra-fine TiO2, silica gel and cadmium-based pigments.

•	Our refining segment produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

Our ethylene, co-products and derivatives businesses (other than VAM, acetic acid and methanol, which are collectively referred to as “acetyls”) are conducted through Equistar Chemicals, LP, an indirect wholly owned subsidiary of ours (“Equistar”). Our inorganic chemicals businesses and the acetyls portion of our ethylene, co-products and derivatives businesses are conducted through Millennium, a wholly owned subsidiary of ours. Millennium also produces fragrance and flavors chemicals, which is not a reportable segment. As described above, we acquired Millennium in a stock-for-stock business combination on November 30, 2004, thereby also indirectly acquiring the remaining 29.5% interest in Equistar held by Millennium.

Our refining business is conducted through LYONDELL-CITGO Refining LP (“LCR”). Lyondell owns 58.75% of LCR, with CITGO Petroleum Corporation owning the remaining 41.25% of LCR.

We are a Delaware corporation with principal executive offices located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 (Telephone: (713) 652-7200).

The Offering

Issuer	Lyondell Chemical Company

Common stock offered by Lyondell	Up to 12,584,803 shares of common stock from time to time upon conversion of the convertible debentures.

Common stock outstanding as of April 29, 2005	246,065,484 shares, which does not include any of the shares being offered hereby.

Use of proceeds	We will not receive any proceeds from the offering of our common stock under this prospectus.

New York Stock Exchange symbol	LYO

Risk Factors

You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled “Risk Factors.”

RISK FACTORS

There are many risks that may affect your investment in our securities. If these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. You should carefully consider the risks and the information we have included or incorporated by reference in this prospectus before reaching a decision regarding an investment in our securities. See “Where You Can Find More Information.” In particular, you should consider the risk factors included below and the information included under the heading “Risks and Other Factors that May Affect Lyondell, Its Subsidiaries and Its Joint Ventures” in Part I of our Annual Report on Form 10-K for the year ended December 31, 2004. This information will be updated by our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

This prospectus and the documents we incorporate by reference also contain forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described in this prospectus and in the documents we incorporate by reference.

Risks Relating to Our Debt

Our consolidated balance sheet is highly leveraged and we have risks resulting from significant amounts of debt.

Our consolidated balance sheet is highly leveraged. While LCC, Millennium and Equistar are each separately responsible for their respective debt obligations (except that $300 million of Equistar debt is guaranteed by LCC), our total consolidated debt was approximately $7.6 billion at March 31, 2005. This debt represented approximately 72% of our total capitalization. This debt amount does not include approximately $482 million of debt of our 58.75%-owned joint venture, LCR, as of March 31, 2005. In addition, we have contractual commitments and pension and post-retirement benefit obligations described in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2004 that will require cash contributions in 2005 and beyond.

Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations; and

•	we could be competitively weaker in the event of poor business conditions that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

Please see the “Liquidity and Capital Resources” section in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2004 for discussion regarding our ability to pay or refinance our debt.

LCC, Millennium and their joint ventures each require a significant amount of cash to service their indebtedness, and the ability of each of them to generate cash depends on many factors beyond their control.

Due to debt covenant limitations on transferring cash between the entities discussed under “Risks and Other Factors that May Affect Lyondell, Its Subsidiaries and Its Joint Ventures” in Part I of our Annual Report on

Form 10-K, the ability of each of LCC, Millennium and their joint ventures to make payments on and to refinance its respective indebtedness depends on its individual ability to generate cash. Each of LCC, Millennium and their joint ventures is separately responsible for its respective outstanding debt (except that $300 million of Equistar debt is guaranteed by LCC). The businesses of each of LCC, Millennium and their joint ventures may not generate sufficient cash flow from operations to meet their respective debt service obligations, future borrowings may not be available under current or future credit facilities of each entity in an amount sufficient to enable each of them to pay their respective indebtedness at or before maturity, and each entity may not be able to refinance its respective indebtedness on reasonable terms, if at all.

Factors beyond the control of Lyondell, Millennium and their joint ventures affect the ability of each of them to make these payments and refinancings. These factors include those discussed elsewhere in or incorporated by reference in these risk factors and those listed in the “Disclosure Regarding Forward Looking Statements” section of this prospectus.

Further, the ability of Lyondell, Millennium and their joint ventures to fund working capital and capital expenditures depends on the ability of each entity to generate cash. If, in the future, sufficient cash is not generated from their respective operations to meet their respective debt service obligations, Lyondell, Millennium and their joint ventures each may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, these entities may need to refinance debt, obtain additional financing or sell assets, which they may not be able to do on reasonable terms, if at all.

Debt and other agreements restrict the ability of Lyondell, Millennium and Equistar to take certain actions and require Lyondell and Millennium to maintain certain financial ratios, and failure to comply with these requirements could result in acceleration of debt.

LCC’s Debt and Accounts Receivable Facility. LCC’s credit facility, the indentures pertaining to LCC’s Senior Secured Notes and Senior Subordinated Notes and LCC’s accounts receivable sales facility contain covenants that, subject to exceptions, restrict, among other things, sale and leaseback transactions, lien incurrence, debt incurrence, dividends, investments, non-regulatory capital expenditures, certain other payments, sales of assets and mergers. In addition, the credit facility requires LCC to maintain specified financial ratios, as defined in the credit facility. Specifically, LCC is not permitted: (1) to allow the Interest Coverage Ratio, as defined, for the period of four consecutive fiscal quarters ending on or most recently prior to each of the indicated dates below, to be less than the indicated ratio or (2) to allow the Senior Secured Debt-to-Adjusted EBITDA Ratio, as defined, for the period of four consecutive fiscal quarters ending on or prior to the indicated dates below to be greater than the indicated ratio:

	Interest Coverage Ratio	Senior Secured Debt to Adjusted EBITDA Ratio
June 30, 2005	2.00	4.50
September 30, 2005	2.00	4.00
December 31, 2005	2.00	3.75
March 31, 2006	2.25	3.25
June 30, 2006	2.50	2.75
September 30, 2006 and thereafter	3.00	2.50

LCC’s ability to comply with these financial ratio requirements will be dependent upon continuing improvement in results of operations.

Millennium’s Debt. The Millennium credit facility contains various restrictive covenants and requires Millennium to maintain specified financial ratios. Under the terms of its credit facility, Millennium is not permitted: (1) to allow the Senior Secured Leverage Ratio, as defined, for the period of four consecutive fiscal quarters ending on the indicated dates below, to be more than the indicated ratio, or (2) to allow the Interest Coverage Ratio, as defined, for the period of four consecutive fiscal quarters ending on the indicated dates below, to be less than the indicated ratio:

	Senior Secured Leverage Ratio	Interest Coverage Ratio
After March 31, 2005	1.00	1.75

The covenants in Millennium’s credit facility, the indenture under which Millennium’s 7.00% and 7.625% Senior Debentures were issued and the indenture under which Millennium’s 9.25% Senior Notes were issued limit, among other things, the ability of Millennium and/or certain subsidiaries of Millennium to incur debt, create liens, engage in sale/leaseback transactions, declare or pay dividends on, or purchase, Millennium’s stock, make restricted payments, engage in transactions with affiliates, engage in mergers or acquisitions, engage in domestic accounts receivable securitization transactions, enter into restrictive agreements, transfer substantially all of their respective assets, issue redeemable stock and preferred stock, sell or otherwise dispose of assets, including capital stock of subsidiaries and enter into arrangements that restrict dividends from subsidiaries. Pursuant to these provisions, Millennium currently is prohibited from making restricted payments, including paying dividends.

Equistar’s Debt and Accounts Receivable Facility. Equistar has an inventory-based revolving credit facility under which it may borrow from time to time in the future and an accounts receivable sales facility under which it sells interests in accounts receivable for cash from time to time. Both of these facilities and the indentures governing Equistar’s Senior Notes contain covenants that, subject to certain exceptions, restrict lien incurrence, debt incurrence, sales of assets, investments, capital expenditures, certain other payments, and mergers.

Effects of a Breach. A breach by an entity of any of the covenants or other requirements in the entity’s debt instruments could permit that entity’s noteholders or lenders to declare the outstanding debt under the breached debt instrument due and payable. A breach under an entity’s credit facility could also permit that entity’s lenders under that credit facility to terminate future lending commitments. A failure by an entity to comply with the obligations contained in its debt instruments could result in an event of default thereunder, which, under specified circumstances, could permit acceleration of that entity’s other debt instruments that contain cross-default or cross-acceleration provisions. Furthermore, under specified circumstances, a default under Equistar’s or Millennium’s debt instruments would constitute a cross-default under LCC’s credit facility, which, under specified circumstances, would then constitute a default under LCC’s indentures. It is not likely that LCC, Millennium or Equistar, as the case may be, would have, or be able to obtain, sufficient funds to make these accelerated payments. In that event, the breaching entity’s lenders could proceed against any assets that secure their debt. Similarly, the breach by Lyondell or Equistar of covenants in their respective accounts receivable sales facilities would permit the counterparties under the facility to terminate further purchases of interests in accounts receivable and to receive all collections from previously sold interests until they had collected on their interests in those receivables, thus reducing the entity’s liquidity.

Risks Relating to Our Equity Securities

If our stock price fluctuates, you could lose a significant part of your investment.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including those described under “Risks and Other Factors that May Affect Lyondell, Its Subsidiaries and Its Joint Ventures” in Part I of our Annual Report on Form 10-K for the year ended December 31, 2004.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to our operating performance. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this prospectus, contain both historical and forward looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include information concerning possible or assumed future results of operations that we expect, project, believe, or anticipate will or may occur in the future.

The following factors could affect our future results of operations and could cause those results to differ materially from those expressed in the forward looking statements included in this document or incorporated by reference herein:

•	the availability, cost and price volatility of raw materials and utilities;

•	uncertainties associated with the U.S. and worldwide economies, including those due to political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the U.S. and in other countries;

•	terrorist acts and international political unrest;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	legal, tax and environmental proceedings;

•	the cyclical nature of the chemical and refining industries;

•	competitive products and pricing pressures;

•	the supply/demand balances for Lyondell’s, its subsidiaries’ and its joint ventures’ products, and the related effects of industry production capacities and operating rates;

•	risks of doing business outside the U.S., including foreign currency fluctuations;

•	access to capital markets;

•	technological developments; and

•	our ability to implement our business strategies.

Many of these factors are beyond our or our subsidiaries’ or joint ventures’ ability to control or predict. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward looking statements. These forward looking statements are not guarantees of our or our subsidiaries’ or joint ventures’ future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Management cautions against putting undue reliance on forward looking statements or projecting any future results based on such statements or present or prior earnings levels.

You should not place undue reliance on forward looking statements contained in this prospectus or in any document incorporated by reference into this prospectus, because they are statements about events that are not certain to occur as described or at all. All forward looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this prospectus or incorporated by reference herein.

All subsequent written and oral forward looking statements concerning any matters addressed in this prospectus and attributable to us or our subsidiaries or joint ventures or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section or elsewhere in this prospectus. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

In addition, this prospectus, including the documents incorporated by reference in this prospectus, contains summaries of contracts and other documents. These summaries may not contain all of the information that is important to an investor, and reference is made to the actual contract or document for a more complete understanding of the contract or document involved.

USE OF PROCEEDS

We will not receive any proceeds from the offering of shares of our common stock under this prospectus to the holders of Millennium’s convertible debentures because the shares will be issued upon conversion of the debentures.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 580,000,000 shares divided into two classes as follows:

•	500,000,000 shares of common stock issued in two series, with the first series consisting of 420,000,000 shares, par value $1.00 per share, and the second series consisting of 80,000,000 shares of Series B common stock, par value $1.00 per share; and

•	80,000,000 shares of preferred stock, par value $0.01 per share.

Each share of common stock is issued with a dividend of one right under our Rights Agreement dated December 8, 1995, as amended. The descriptions of each of the common stock and the rights are incorporated by reference into this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy of these additional descriptions.

At April 29, 2005, there were 246,065,484 shares of our common stock outstanding. There were no shares of our Series B common stock or our preferred stock outstanding as of April 29, 2005.

LYONDELL CHEMICAL COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF INCOME

On November 30, 2004, Lyondell completed the acquisition of Millennium (the “Acquisition”), in a stock-for-stock business combination. In the Acquisition, Lyondell issued 63.1 million shares of Lyondell common stock to Millennium’s shareholders, and Millennium became a wholly owned subsidiary of Lyondell. Millennium owns a 29.5% interest in Equistar, which, upon completion of the Acquisition, also became a wholly owned subsidiary of Lyondell. The acquisition of Equistar through Lyondell’s contribution of assets for its original 41% ownership interest, acquisition of a 29.5% interest from Occidental on August 22, 2002, and acquisition of the remaining 29.5% interest through Lyondell’s acquisition of Millennium, was accounted for as a step acquisition. The results of operations of Millennium and Equistar are included in the consolidated financial results of Lyondell prospectively from December 1, 2004. Prior to December 1, 2004, Lyondell’s interest in Equistar was accounted for using the equity method of accounting.

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2004 and explanatory notes present how the combined statement of income of Lyondell, Millennium and Equistar may have appeared had the businesses been combined to reflect Lyondell’s acquisition of Millennium as if it had been completed as of January 1, 2004. As a result of the transaction, Lyondell controls Equistar, a joint venture with Millennium previously accounted for by Lyondell and by Millennium using the equity method of accounting.

These statements do not necessarily reflect the results of operations or financial position of Lyondell that would have resulted had the transaction actually been consummated as of such date, and are not necessarily indicative of the future results of operations or the future financial position of Lyondell. These statements do not reflect the effects of any transition or restructuring costs which may be incurred in connection with integrating Millennium’s operations, or of any savings that may be obtained through combining operations of the companies. Additionally, Lyondell retired $200 million principal amount of its 9.875 percent senior secured notes, Series B, in the three months ended March 31, 2005 at 104.938 percent of par and retired an additional $300 million of the same series in May 2005 at 102.469 percent of par. The pro forma financial statements do not reflect the effects of this debt repayment activity. Lyondell intends to continue its debt reduction plan as industry conditions and operating performance continue to improve.

The pro forma condensed combined statement of income is based on information available at the time these statements were prepared and certain estimates and assumptions. The following is a summary of the significant estimates and assumptions used in preparing the pro forma condensed combined statement of income:

•	The aggregate purchase price was $1,469 million, including the 63.1 million shares of Lyondell common stock valued at $1,438 million, payment of transaction costs of $20 million and the fair value of employee stock options of approximately $11 million. The value of the 63.1 million shares of Lyondell common stock issued was determined based on a Lyondell common stock share share price of $22.78, which was computed using the average closing price of Lyondell common stock for the period commencing two trading days prior to and ending two trading days after October 5, 2004, the date on which the exchange ratio became fixed without subsequent revision.

•	Approximately $89 million of the purchase price has been preliminarily allocated to identifiable intangible assets. These intangible assets consist of technology, various contracts, emissions credits, patents and other intangibles. The total weighted average life of the acquired identifiable intangible assets that are subject to amortization is 15 years.

•	Lyondell’s results of operations for the year ended December 31, 2004, include a charge of $64 million for the value of in-process research and development acquired in the acquisition. The activities represented by these projects will be continued by Lyondell, and the values assigned represent intangibles with no alternative future use. A pro forma adjustment is included herein to eliminate this nonrecurring charge from the pro forma income statement.

•	Millennium’s results of operations for the year ended December 31, 2004, include approximately $71 million of transaction costs incurred directly in connection with the Acquisition. A pro forma adjustment is included herein to eliminate this nonrecurring charge from the pro forma income statement.

•	The preliminary allocation of the purchase price resulted in the recognition of approximately $997 million and $99 million of goodwill related to Millennium and Equistar, respectively. The preliminary allocation of purchase price is based on estimates to adjust assets and liabilities of Millennium, and a portion of the assets and liabilities of Equistar, to their respective fair values. These estimates are preliminary due to continuing analyses relating to the determination of the fair values of the assets acquired and liabilities assumed in the acquisition. These estimates may vary from the estimates in the final accounting for the acquisition. Management does not expect the finalization of the accounting for the acquisition to have a material effect on these estimates.

The unaudited pro forma condensed combined statement of income has been derived from and should be read together with the consolidated financial statements and notes of Lyondell and Equistar as set forth in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2004, and the consolidated financial statements and notes of Millennium as set forth in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2004.

LYONDELL CHEMICAL COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

Millions of dollars, except share and per share data	Lyondell Historical	Millennium Historical	Equistar Historical	Adjustments		Pro Forma
Sales and other operating revenues	$5,968	$1,888	$9,316	$(963 (1,039	)(a) )(b)	$15,170

Operating costs and expenses	5,863	1,881	8,814	(924 (1,039 (64 (71 (9 27 42 4 1 (1 (17 (4	)(a) )(b) )(c) )(d) )(e) (f) (g) (h) (i) )(j) )(k) )(l)	14,503

Operating income	105	7	502	53		667

Interest expense	(463)	(106)	(227)	25 3 4 31 8	(a) (m) (n) (o) (p)	(725)
Interest income	14	12	7	(2	)(a)	31
Other income (expense), net	(30)	8	(6)			(28)

Income (loss) before income taxes and equity investments	(374)	(79)	276	122		(55)

Income from equity investments:
Equistar Chemicals, LP	141	81	—	(222	)(q)	—
LYONDELL-CITGO Refining LP and other	310	—	—			310

	451	81	—	(222)		310

Income before income taxes	77	2	276	(100)		255
Provision for (benefit from) income taxes	23	33	—	(12 20	)(a) (r)	64

Net income	$54	$(31)	$276	$(108)		$191

Basic income per share	$0.29					$0.79

Diluted income per share	$0.29					$0.78

Basic weighted average shares outstanding (in thousands)	183,246					241,112 (s)

Diluted weighted average shares outstanding (in thousands)	185,974					243,840 (s)

See notes to Unaudited Pro Forma Condensed Combined Statement of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma financial information relating to Lyondell’s acquisition of Millennium is presented for the year ended December 31, 2004. Certain reclassifications have been reflected on Millennium’s financial statements to conform the presentation to the format used by Lyondell.

Lyondell’s accounting for the purchase of Millennium will give effect to conforming Millennium’s accounting policies to Lyondell’s. The pro forma statement of income gives effect to the most significant difference in accounting policies, determining the cost of inventories under the last-in, first-out (LIFO) rather than the first-in, first-out (FIFO) method of inventory accounting. No adjustments have been included to conform Millennium’s accounting for stock-based compensation to SFAS No. 123, Accounting for Stock-Based Compensation, as applied by Lyondell, as such amounts would not be material for the twelve months ended December 31, 2004.

Note 2—Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income are as follows:

(a)	To eliminate amounts for Millennium and Equistar for the period from December 1, 2004 through December 31, 2004 that had been included in Lyondell’s consolidated statement of income for the year ended December 31, 2004.

(b)	To eliminate sales among Equistar, Lyondell and Millennium and the related cost of sales. The change during the year ended December 31, 2004 in related profit in inventory was not material.

(c)	To eliminate the charge for the value of Millennium and 59% of Equistar acquired in-process research and development included in Lyondell’s historical statement of income.

(d)	To eliminate transaction costs included in Millennium’s statement of income.

(e)	To adjust Millennium cost of sales to reflect Lyondell’s accounting for inventory costs using the LIFO method rather than the FIFO method.

(f)	To adjust the depreciation related to the preliminary estimate of fair value of Millennium property, plant and equipment over the estimated average remaining useful life of 8 years.

(g)	To reflect the step acquisition adjustment for depreciation related to the preliminary estimate of fair value of 59% of Equistar property, plant and equipment over an estimated average remaining useful life of 14 years.

(h)	To adjust the amortization related to the preliminary estimate of Millennium acquired intangible assets other than goodwill over the estimated useful life of 15 years.

(i)	To reflect the step acquisition adjustment for amortization related to the preliminary estimate of fair value of 59% of Equistar acquired intangible assets other than goodwill over the estimated useful life of 13 years.

(j)	To adjust the amortization related to the preliminary estimate of fair value of 59% of an Equistar performance obligation to reflect the step acquisition.

(k)	To eliminate the amortization related to the amounts for which recognition had been deferred for Millennium pension and other postretirement benefit obligations.

(l)	To eliminate the amortization related to the amounts for which recognition had been deferred for 59% of Equistar pension and other postretirement benefit obligations to reflect the step acquisition.

(m)	To eliminate the amortization related to Millennium’s debt issuance costs.

LYONDELL CHEMICAL COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

(Continued)

(n)	To eliminate the amortization related to 59% of Equistar debt issuance costs to reflect the step acquisition.

(o)	To adjust interest expense to amortize the adjustment of Millennium long-term debt to fair value over the weighted average remaining term of the related debt of 8 years.

(p)	To reflect the step acquisition adjustment for interest expense to amortize the adjustment of 59% of Equistar long-term debt over the weighted average remaining term of the related debt of 6 years.

(q)	To eliminate Lyondell and Millennium historical interests in Equistar net income.

(r)	To record the income tax effect, using the 35% U.S. federal statutory rate, related to the net pro forma adjustments.

(s)	Lyondell’s pro forma basic and diluted weighted average shares outstanding were calculated as follows (amounts in thousands):

For the Twelve Months Ended December 31, 2004
Basic weighted average shares outstanding – as reported	183,246
Less: Weighted average shares issued in connection with the Acquisition for the period from December 1, 2004 through December 31, 2004	(5,260)
Issuance of Lyondell common shares as a result of the Acquisition	63,126

Pro forma basic weighted average shares outstanding	241,112

Diluted weighted average shares outstanding – as reported	185,974
Less: Weighted average shares issued in connection with the Acquisition for the period from December 1, 2004 through December 31, 2004	(5,260)
Issuance of Lyondell common shares as a result of the Acquisition	63,126

Pro forma diluted weighted average shares outstanding	243,840

PLAN OF DISTRIBUTION

Millennium issued the convertible debentures under an indenture, dated as of November 25, 2003, between Millennium, Millennium America and The Bank of New York, as trustee, which, as supplemented or amended, we refer to in this prospectus as the indenture. You may request a copy of the indenture from the trustee. Under the terms of the indenture, the holder of a convertible debenture has the right to request conversion of that debenture during any calendar quarter before maturity of the convertible debentures, assuming the conditions for conversion set forth in the indenture for that quarter have been satisfied at the time of conversion.

As described elsewhere in this prospectus, on November 30, 2004, Millennium became our 100 percent owned subsidiary as a result of the Millennium transaction. In connection with the Millennium transaction, each $1,000 principal amount of Millennium’s convertible debentures became convertible into shares of Lyondell common stock instead of shares of Millennium common stock, with appropriate adjustments to the conversion ratio to reflect the consideration for the Millennium transaction. In addition, on November 30, 2004, we executed a supplemental indenture agreeing that the number of shares of our common stock received upon conversion will be subject to adjustment pursuant to certain terms of Millennium’s convertible debentures indenture.

Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “LYO.” The convertible debentures are listed for trading on the New York Stock Exchange under the symbol “MCH 23.”

At the closing of the Millennium transaction, Millennium’s convertible debentures were convertible into Lyondell common stock at a conversion rate of 69.6890 shares per $1,000 principal amount of debentures. This conversion rate will be adjusted upon the occurrence of specified events as set forth in the indenture. Events that may result in an adjustment to the conversion rate include payments by us of cash or non-cash dividends; share splits or share combinations of our common stock; issuance by us of rights, warrants or options to our stockholders entitling them to obtain additional shares of our common stock at below market prices; purchases by us of our common stock pursuant to a tender offer or exchange offer at above market prices or reclassifications by us of our common stock into securities other than common stock. No adjustment to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1% will be carried forward and taken into account in any subsequent adjustment.

Under the terms of the indenture, our common stock may be issued to a holder of Millennium’s convertible debentures from time to time upon the holder’s exercise of its conversion rights in accordance with the terms of the indenture.

LEGAL OPINION

Baker Botts L.L.P., Houston, Texas, has passed upon certain legal matters in connection with the shares of our common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Lyondell Chemical Company and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Equistar Chemicals, LP and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of LYONDELL-CITGO Refining LP incorporated in this prospectus by reference to the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Millennium Chemicals Inc. incorporated in this prospectus by references to (1) the Millennium Chemicals Inc. Annual Report on Form 10-K for the year ended December 31, 2004, and (2) the Lyondell Chemical Company Current Report on Form 8-K/A filed February 14, 2005, have been so incorporated in reliance on the reports (which report on the consolidated financial statements incorporated by reference in the Lyondell Chemical Company Current Report on Form 8-K/A contains an explanatory paragraph relating to Millennium’s restatements of its prior year financial statements as described in Notes 19 and 20 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Lyondell files annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our SEC filings are also available free of charge from our web site at www.lyondell.com. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus.

We have filed with the SEC a registration statement on Form S-3 to register shares of our common stock to be offered under this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its web site.

The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, any filings Lyondell makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of the registration statement. We also incorporate by reference any filings Lyondell makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement of which this prospectus is a part. The documents we are incorporating by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K filed January 18, January 21, February 2, February 3, February 4, February 24, April 1, April 28 and May 12, 2005 and on Form 8-K/A filed February 14, 2005. The Item 2.02 and 9.01 disclosures furnished on Form 8-K on April 28, 2005 are not incorporated herein by reference;

•	The description of our capital stock (including the related rights to purchase our common stock) contained in our current report on Form 8-K filed with the SEC on October 22, 2002, as such may be amended from time to time; and

•	The Item 8 disclosure in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2004.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents incorporated by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning:

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

Attn: Investor Relations

Phone: (713) 309-4590

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized any person (including any salesman or broker) to provide information or make any representation about our company or the shares to be issued or sold under this prospectus other than that provided in this prospectus or in the documents that we file publicly with the SEC. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.